Exhibit 99.1

Vision Marine Technologies Inc.

Condensed Interim Consolidated Financial Statements

For the three-month periods ended November 30, 2024 and 2023

(Unaudited)

Vision Marine Technologies Inc.

Consolidated statements of financial position

[Going concern uncertainty – see note 2]

(Unaudited)

	As at November 30,	As at August 31,
	2024	2024
	$	$
Assets
Current
Cash	963,580	63,126
Trade and other receivables [note 3]	138,439	138,656
Income tax receivable	—	6,454
Inventories [note 4]	6,309,002	6,209,287
Prepaid expenses [note 4]	3,027,278	2,156,844
Share subscription receivable [note 14]	99,859	39,200
Advances to related parties [note 14]	17,408	—
Total current assets	10,555,566	8,613,567
Right-of-use assets [note 5]	250,457	260,807
Property and equipment [note 6]	1,523,589	1,578,422
Intangibles [note 7]	832,392	868,543
Deferred income taxes	88,960	92,973
Other financial assets	6,157	5,929
Total assets	13,257,121	11,420,241

Liabilities and shareholders’ equity
Current
Trade and other payables [notes 9 & 14]	2,059,875	4,497,508
Provision on onerous contracts	91,667	91,667
Income tax payable	11,822	—
Contract liabilities [note 10]	896,751	827,642
Advances from related parties [note 14]	—	84,616
Current portion of lease liabilities [note 11]	131,434	122,077
Current portion of long-term debt [note 12]	106,355	101,397
Current portion of derivative liabilities [notes 2 and 13]	366,586	1,964,774
Total current liabilities	3,664,490	7,689,681
Lease liabilities [note 11]	119,622	137,715
Long-term debt [note 12]	337,804	357,243
Derivative liabilities [notes 2 and 13]	3,695	215,615
Total liabilities	4,125,611	8,400,254

Shareholders’ equity
Capital stock [note 15]	62,997,017	55,421,479
Contributed surplus [note 16]	12,219,139	12,080,817
Accumulated other comprehensive income	1,119,230	1,127,048
Deficit	(67,203,876)	(65,609,357)
Total shareholders’ equity	9,131,510	3,019,987
	13,257,121	11,420,241

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of changes in equity (deficit)

[Going concern uncertainty – see note 2]

(Unaudited)

For the three-month periods ended November 30,

							Accumulated
							other
					Contributed		comprehensive
	Common shares		Pre-funded warrants		surplus	Deficit	income	Total
	Units	$	Units	$	$	$	$	$
Shareholders’ equity as at August 31, 2023	82,795	50,395,717	—	—	11,684,829	(51,548,737)	1,032,628	11,564,437
Total comprehensive income	—	—	—	—	—	1,025,129	28,520	1,053,649
Securities issuance, net of transaction costs of $246,298 [note 15]	3,534	1,420,722	—	—	—	—	—	1,420,722
Share-based compensation – stock options [note 16]	—	—	—	—	74,333	—	—	74,333
Shareholders’ equity as at November 30, 2023	86,329	51,816,439	—	—	11,759,162	(50,523,608)	1,061,148	14,113,141
Shareholders’ equity as at August 31, 2024	163,403	55,382,754	475	38,725	12,080,817	(65,609,357)	1,127,048	3,019,987
Total comprehensive loss	—	—	—	—	—	(1,594,519)	(7,818)	(1,602,337)
Securities issuance – preferred shares converted [note 15]	9,877	136,689	—	—	—	—	—	136,689
Securities issuance, net of transaction costs of $1,351,836 [note 15]	1,198,003	7,438,849	—	—	—	—	—	7,438,849
Fractional securities issued due to reverse stock split	195,203	—	—	—	—	—	—	—
Share-based compensation – warrants [note 16]	—	—	—	—	119,985	—	—	119,985
Share-based compensation – stock options [note 16]	—	—	—	—	18,337	—	—	18,337
Shareholders’ equity as at November 30, 2024	1,566,486	62,958,292	475	38,725	12,219,139	(67,203,876)	1,119,230	9,131,510

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of comprehensive income (loss)

[Going concern uncertainty – see note 2]

(Unaudited)

For the three-month periods ended November 30,

	2024	2023
	$	$
Revenues [note 17]	142,411	986,392
Cost of sales [note 4]	192,851	550,864
Gross profit (loss)	(50,440)	435,528

Expenses
Research and development	254,010	984,506
Office salaries and benefits	489,945	860,454
Selling and marketing expenses	547,041	789,332
Professional fees	1,116,856	1,092,852
Office and general	375,539	752,995
Share-based compensation [note 16]	18,337	74,333
Depreciation	124,009	203,209
Net finance income [note 18]	(1,403,947)	(5,224,179)
Other income	—	(66,244)
	1,521,790	(532,742)
Income (loss) before tax	(1,572,230)	968,270
Income taxes
Current tax expense	18,276	17,796
Deferred tax expense (recovery)	4,013	(74,655)
	22,289	(56,859)
Net income (loss) for the period	(1,594,519)	1,025,129

Items of comprehensive income (loss) that will be subsequently reclassified to earnings:
Foreign currency translation differences for foreign operations, net of tax	(7,818)	28,520
Other comprehensive income (loss), net of tax	(7,818)	28,520
Total comprehensive income (loss) for the period, net of tax	(1,602,337)	1,053,649

Weighted average shares outstanding	807,492	85,665
Basic and diluted income (loss) per share	(1.97)	11.97

See accompanying notes

Vision Marine Technologies Inc.

Consolidated statements of cash flows

[Going concern uncertainty – see note 2]

(Unaudited)

Three month periods ended November 30,

	2024	2023
	$	$
Operating activities
Net income (loss)	(1,594,519)	1,025,129
Depreciation	136,122	275,839
Accretion on long-term debt and lease liability	18,195	43,904
Share-based compensation – options and warrants	138,322	74,333
Shares issued for services	591,571	405,262
Income tax expense	22,289	(56,859)
Income tax paid	—	(8,802)
Gain on disposal of property and equipment	—	(4,391)
Gain on derivative liabilities	(1,673,420)	(5,411,168)
Effect of exchange rate fluctuation	(10,981)	287
	(2,372,421)	(3,656,466)
Net change in non-cash working capital items
Trade and other receivables	217	50,160
Inventories	(99,715)	(737,177)
Other financial assets	(228)	(399)
Prepaid expenses	(870,434)	(859,379)
Trade and other payables	(2,437,633)	1,081,594
Contract liabilities	69,109	35,622
Other financial liabilities	—	(18,620)
Cash used in operating activities	(5,711,105)	(4,104,665)

Investing activities
Additions to property and equipment	(6,800)	(39,196)
Additions to intangibles	(1,806)	—
Proceeds from the disposal of property and equipment	—	50,522
Cash provided by (used in) investing activities	(8,606)	11,326

Financing activities
Change in credit facility	—	55,000
Increase in long-term debt	280,500	—
Repayment of long-term debt	(310,121)	(65,306)
Repayment of advance from related parties	(102,024)	—
Issuance of Voting Common Shares and warrants [note 15]	6,786,619	1,781,194
Repayment of lease liabilities	(34,809)	(194,818)
Cash provided by financing activities	6,620,165	1,576,070
Net increase (decrease) in cash during the period	900,454	(2,517,269)
Cash, beginning of period	63,126	3,359,257
Cash, end of period	963,580	841,988

See accompanying notes

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

1. Incorporation and nature of business

Vision Marine Technologies Inc. [the “Company”] was incorporated on August 29, 2012 and its principal business is to manufacture and sell or rent electric boats. The Voting Common Shares of the Company are listed under the trading symbol “VMAR” on Nasdaq.

The Company is incorporated in Canada and its head office and registered office is located at 730 Curé-Boivin boulevard, Boisbriand, Quebec, J7G 2A7.

Business seasonality

The Company’s operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of its reportable segments. This means the Company’s results in one quarter are not necessarily indicative of how the Company will perform in a future quarter.

Sale of electric boats

The sale of electric boats segment has a seasonal aspect to its operations. Most customers purchase their electric boats from the Company with the intention of utilizing them during the summer period which typically runs from early June to late August and corresponds to the Company’s fourth quarter of a financial year. As such, the revenues in this operating segment fluctuate based on the level of boat deliveries, with a high and a low in the fourth quarter and the first quarter, respectively.

Rental of electric boats

Revenue generated by the rental of electric boats segment also has a seasonal aspect to its operations. Boat rental as an activity is highly sought by customers when the weather is milder, which is typically the case during the period from May to August. A colder-than-expected or rainier summer in any given year could have an impact on the segment’s revenues and hence on its profitability. Revenue from the boat club memberships is not impacted by seasonality as the memberships are typically on an annual basis.

2. Basis of preparation and going concern uncertainty

Compliance with IFRS

These condensed interim consolidated financial statements are for the three-month period ended November 30, 2024 and have been prepared in accordance with IAS 34: Interim Financial Reporting. They do not include all of the information required in annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and should be read in conjunction with the consolidated financial statements for the year ended August 31, 2024.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended August 31, 2024.

The condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on January 13, 2025.

Going concern uncertainty

As of November 30, 2024, the Company has cash of $963,580 and working capital of $6,891,076. The Company has incurred recurring losses, has not yet achieved profitable operations and has a deficit of $67,203,876 since its inception. The cash flows from operations were negative for the three years ended August 31, 2024 as well as for the current three-month period ended November 30, 2024. Additional financing will be needed by the Company to fund its operations and to commercialize the E-Motion powertrain business. These matters, when considered in aggregate, indicate the existence of a material uncertainty that raises substantial doubt about the Company’s ability to continue as a going concern for at least 12 months from the issuance of these condensed interim consolidated financial statements. In view of these matters, continuation as a going concern is dependent upon the continued operations of the Company which will be determined by the Company’s ability to meet its financial requirements, including its ability to raise additional capital.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

The Company is evaluating several different strategies and is actively pursuing actions that are expected to increase its liquidity position, including, but not limited to, pursuing additional cost savings initiatives, seeking additional financing from both the public and private markets through the issuance of equity securities, and potentially selling assets which do not align with the Company’s outlook of future operations. For the three-month period ended November 30, 2024, the Company was able to raise net proceeds from issuance of common shares, of $6,786,619. However, the Company’s management cannot provide assurances that the Company will be successful in accomplishing any of its proposed financing plans. Management also cannot provide any assurance as to unforeseen circumstances that could occur within the next 12 months which could increase the Company’s need to raise additional capital on an immediate basis, which additional capital may not be available to the Company.

The accompanying condensed interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These condensed interim consolidated financial statements as at and for the three-month period ended November 30, 2024 do not include any adjustments to the carrying amounts and classification of assets, liabilities and reported expenses that may otherwise be required if the going concern basis was not appropriate. Such adjustments could be material.

Basis of measurement

These condensed interim consolidated financial statements are presented in Canadian dollars and were prepared on a historical cost basis.

Basis of consolidation

The condensed interim consolidated financial statements include the accounts of the Company, and the subsidiaries that it controls. Control exists when the Company has the power over the subsidiary, when it is exposed or has rights to variable returns from its involvement with the subsidiary and when it has the ability to use its power to affect its returns. Subsidiaries that the Company controls are consolidated from the effective date of acquisition up to the effective date of disposal or loss of control.

Details of the Company’s significant subsidiaries at the end of the reporting period are set out below.

		Country of	Proportion of
		incorporation	ownership held
Name of subsidiary	Principal activity	and operation	by the Company
7858078 Canada Inc.	Owns an electric boat rental center	Canada	100%
EB Rental, Ltd.	Operates an electric boat rental center	United States	nil
EB Rental Ventura Corp.	Operates an electric boat rental center	United States	100%
EB Rental FL Corp.	Operates an electric boat rental center	United States	100%
EBR Palm Beach Inc.	Operates an electric boat rental center	United States	100%
Vision Marine Technologies Corp.	Operates an electric boat service center	United States	100%

On April 25, 2024, the Company disposed of its 100% ownership in EB Rental Ltd., which was deconsolidated at that date.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

Foreign currency translation

The Company’s condensed interim consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. The functional currency of 7858078 Canada Inc. is the Canadian dollar, while the functional currency for EB Rental Ltd., EB Rental Ventura Corp., EB Rental FL Corp., EBR Palm Beach Inc. and Vision Marine Technologies Corp. is the US dollar.

The exchange rates for the currencies used in the preparation of the interim condensed consolidated financial statements were as follows:

			Average exchange rate for the
	Exchange rate as at:		three-month period ended
	November 30,	August 31,	November 30,	November 30,
	2024	2024	2024	2023

US dollar	1.4010	1.3491	1.3762	1.3655

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. Areas where judgments, estimates and assumptions are considered significant to the condensed interim consolidated financial statements remain unchanged to the 2024 annual financial statements.

Reverse stock splits

On August 22, 2024, the Company implemented a reverse stock split, consolidating every 15 Voting Common Shares into 1 Voting Common Share. On October 8, 2024, the Company implemented a second reverse stock split, consolidating every 9 Voting Common Shares into 1 Voting Common Share. In accordance with IFRS, all references to common shares, Pre-Funded Warrants, Series A and B Convertible Preferred Shares, warrants and options have been adjusted to reflect both reverse stock splits. Comparative references to the above have also been adjusted to reflect the two reverse stock splits.

New accounting standards and interpretations

Effective as of September 1, 2024

Amendments to IAS 1 – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants

-	In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis.

For the Company, the amendments became effective as of September 1, 2024, resulting in the reclassification of the Company's derivative liabilities from long-term to current liabilities as described below. Comparative figures have also been adjusted to comply with the required retrospective application

Prior to the effective date of these amendments, the Company classified all of its derivative liabilities as long-term. See note 13 for details of the Company’s derivative liabilities. The Company’s derivative liabilities consist of the following instruments:

-	Warrants issued to common shareholders
-	Warrants issued to Series B Convertible Preferred shareholders
-	Series A Convertible Preferred Shares
-	Series B Convertible Preferred Shares

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

As a result of the amendments to IAS 1, the derivative liabilities associated with the warrants issued to both the common shareholders and the Series B Convertible Preferred shareholders will continue to be classified as long-term liabilities because expiry dates for these instruments are more than 12 months after both period-ends presented, namely November 30, 2024 and August 31, 2024. However, the derivative liabilities associated with the Series A and B Convertible Preferred Shares are required to be reclassified from long-term to current as a result of these amendments since the forced conversion date for these instruments is less than 12 months after both period-ends presented, namely November 30, 2024 and August 31, 2024. For the Series A Convertible Preferred Shares, the forced conversion date is December 21, 2024 while the forced conversion date for the Series B Convertible Preferred Shares is January 17, 2025.

The following table provides a reconciliation of the effect of the adoption of the amendments to IAS 1 on the current and non-current portion of the derivative liabilities as at November 30, 2024:

	Balance prior		Balance after
	to adoption	Changes	adoption
	$	$	$
Current portion of derivative liabilities	—	366,586	366,586

Long-term portion of derivative liabilities	370,281	(366,586)	3,695

The following table provides a reconciliation of the effect of the adoption of the amendments to IAS 1 on the current and non-current portion of the derivative liabilities as at August 31, 2024:

	Balance prior		Balance after
	to adoption	Changes	adoption
	$	$	$
Current portion of derivative liabilities	—	1,964,774	1,964,774

Long-term portion of derivative liabilities	2,180,389	(1,964,774)	215,615

Standards and interpretations not yet effective

Amendments to IAS 21 - Effect of variations in exchange rates - Lack of interchangeability

In August 2023, the IASB issued amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates to specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments also require disclosure of information that enables users of its financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity’s financial performance, financial position and cash flows. The amendments will be effective for annual reporting periods beginning on or after 1 January 2025. Early adoption is permitted but will need to be disclosed. When applying the amendments, an entity cannot restate comparative information. The amendments are not expected to have a material impact on the Company’s financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces new requirements for presentation within the statement of profit or loss, including specified totals and subtotals. Furthermore, entities are required to classify all income and expenses within the statement of profit or loss into one of five categories: operating, investing, financing, income taxes and discontinued operations, whereof the first three are new. IFRS 18 also requires disclosure of newly defined management-defined performance measures, subtotals of income and expenses, and includes new requirements for aggregation and disaggregation of financial information based on the identified ‘roles’ of the primary financial statements and the notes. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows, which include changing the starting point for determining cash flows from operations under the indirect method, from ‘profit or loss’ to ‘operating profit or loss’ and removing the optionality around classification of cash flows from dividends and interest. In addition, there are consequential amendments to several other standards. IFRS 18, and the amendments to the other standards, are effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Company is currently working to identify all impacts that the amendments will have on the primary financial statements and notes to the financial statements.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

3. Trade and other receivables

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Trade receivables	51,681	26,222
Sales taxes receivable	78,595	104,270
Other receivables	8,163	8,164
	138,439	138,656

Trade receivables disclosed above include amounts that are past due at the end of the reporting period for which the Company has not recognized an allowance for expected credit losses because there has not been a significant change in credit quality and the amounts are still considered recoverable.

As at November 30, 2024, trade receivables of $29,109 [August 31, 2024 – $26,222] were past due but not impaired. They relate to customers with no default history. The aging analysis of these receivables is as follows:

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
0 – 30	22,572	—
31 – 60	—	21,603
61 – 90	3,532	—
91 and over	25,577	4,619
	51,681	26,222

There were no movements in the allowance for expected credit losses for the three-month period ended November 30, 2024 and the year ended August 31, 2024.

4. Inventories

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Raw materials	5,511,160	5,456,935
Work-in-process	481,390	383,968
Finished goods	316,452	368,384
	6,309,002	6,209,287

For the three-month period ended November 30, 2024, inventories recognized as an expense amounted to $192,851 [2023 – $550,864].

For the three-month period ended November 30, 2024, cost of sales includes depreciation of $11,948 [2023 – $72,630].

As at November 30, 2024, prepaid expenses included deposits to suppliers for future inventory purchases of $2,618,931. [August 31, 2024 – $1,780,430].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

5. Right-of-use assets

	Premises	Moulds	Rolling stock	Total
	$	$	$	$
Cost
Balance at August 31, 2023	3,839,792	—	43,919	3,883,711
Additions	—	67,432	170,037	237,469
Disposals	(2,186,552)	—	—	(2,186,552)
Deconsolidation on sale of subsidiary	(1,549,425)	—	(46,656)	(1,596,081)
Currency translation	9,433	—	1,113	10,546
Balance at August 31, 2024	113,248	67,432	168,413	349,093
Additions	—	—	19,597	19,597
Currency translation	1,954	—	1,624	3,578
Balance at November 30, 2024	115,202	67,432	189,634	372,268

Accumulated depreciation
Balance at August 31, 2023	1,438,344	—	30,774	1,469,118
Depreciation	524,772	8,429	71,385	604,586
Disposal	(1,193,933)	—	—	(1,193,933)
Deconsolidation on sale of subsidiary	(748,972)	—	(42,513)	(791,485)
Balance at August 31, 2024	20,211	8,429	59,646	88,286
Depreciation	7,726	8,429	17,370	33,525
Balance at November 30, 2024	27,937	16,858	77,016	121,811
Net carrying amount
As at August 31, 2024	93,037	59,003	108,767	260,807
As at November 30, 2024	87,265	50,574	112,618	250,457

During the year ended August 31, 2024, the Company sold its subsidiary EB Rental, Ltd., which resulted in the deconsolidation of the subsidiary’s right-of-use assets. As a result, the Company deconsolidated right-of-use assets with a net book value of $804,596.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

6. Property and equipment

	Machinery
	and	Rolling	Computer		Leasehold	Boat
	equipment	stock	equipment	Moulds	improvements	rental fleet	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2023	395,493	49,274	25,243	942,425	362,055	1,121,352	2,895,842
Additions	30,845	3,088	—	236,654	10,000	318,991	599,578
Transferred to Inventory	—	—	—	—	—	(154,912)	(154,912)
Disposals	—	(6,213)	—	(62,632)	—	(360,881)	(429,726)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(635,327)	(635,327)
Balance at August 31, 2024	426,338	46,149	25,243	1,116,447	372,055	289,223	2,275,455
Additions	—	—	—	—	—	6,800	6,800
Balance at November 30, 2024	426,338	46,149	25,243	1,116,447	372,055	296,023	2,282,255

Accumulated depreciation
Balance at August 31, 2023	229,299	34,010	17,288	110,724	113,837	76,758	581,916
Depreciation	38,522	4,574	4,374	40,949	101,665	67,908	257,992
Disposals	—	(3,655)	—	(728)	—	(37,646)	(42,029)
Transferred to Inventory	—	—	—	—	—	(21,394)	(21,394)
Deconsolidation on sale of subsidiary	—	—	—	—	—	(79,452)	(79,452)
Balance at August 31, 2024	267,821	34,929	21,662	150,945	215,502	6,174	697,033
Depreciation	7,788	830	485	11,438	25,298	15,794	61,633
Balance at November 30, 2024	275,609	35,759	22,147	162,383	240,800	21,968	758,666

Net carrying amount
As at August 31, 2024	158,517	11,220	3,581	965,502	156,553	283,049	1,578,422
As at November 30, 2024	150,729	10,390	3,096	954,064	131,255	274,055	1,523,589

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

7. Intangible assets and goodwill

	Intellectual			Trade
	Property	Software	Patents	name	Backlog	Website	Total
	$	$	$	$	$	$	$
Cost
Balance at August 31, 2023	1,035,070	101,775	—	104,351	84,106	20,069	1,345,371
Additions	—	—	63,316	—	—	—	63,316
Currency translation	—	—	—	(862)	(604)	(172)	(1,638)
Balance at August 31, 2024	1,035,070	101,775	63,316	103,489	83,502	19,897	1,407,049
Additions	—	—	1,806	—	—	—	1,806
Currency translation	—	—	—	1,645	1,033	329	3,007
Balance at November 30, 2024	1,035,070	101,775	65,122	105,134	84,435	20,226	1,411,862

Accumulated depreciation
Balance at August 31, 2023	262,597	37,620	—	34,865	36,741	6,824	378,647
Depreciation	103,507	12,920	1,277	21,028	17,082	4,045	159,859
Balance at August 31, 2024	366,104	50,540	1,277	55,893	53,823	10,869	538,506
Depreciation	25,522	3,186	1,597	5,314	4,321	1,024	40,964
Balance at November 30, 2024	391,626	53,726	2,874	61,207	58,144	11,893	579,470

Net carrying amount
As at August 31, 2024	668,966	51,235	62,039	47,596	29,679	9,028	868,543
As at November 30, 2024	643,444	48,049	62,248	43,927	26,391	8,333	832,392

8. Credit facility

During the year ended August 31, 2024, the Company had an authorized line of credit of $250,000, renewable annually, bearing interest at prime rate plus 1%, secured by a first ranking movable hypothec of $750,000 on all present and future accounts receivable and inventory. Effective March 31, 2024, the line of credit was not renewed and closed. No amounts were drawn on the line of credit as at November 30, 2024 and as at August 31, 2024.

9. Trade and other payables

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Trade payable	1,644,607	3,883,020
Salaries and vacation payable	415,268	614,488
	2,059,875	4,497,508

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

10. Contract liabilities

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Opening balance	827,642	1,815,731
Payments received in advance	76,393	924,913
Transferred to revenues	(7,458)	(997,224)
Deconsolidation on sale of subsidiary	—	(928,833)
Currency translation	174	13,055
Closing balance	896,751	827,642

11. Lease liabilities

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Opening balance	259,792	2,641,794
Additions	19,597	237,469
Repayment	(34,809)	(650,461)
Interest on lease liability	3,055	116,170
Lease termination	—	(1,160,649)
Deconsolidation on sale of subsidiary	—	(937,427)
Currency translation	3,421	12,896
Closing balance	251,056	259,792

Current	131,434	122,077
Non-current	119,622	137,715
	251,056	259,792

Future undiscounted lease payments as at November 30, 2024 are as follows:

$
Less than one year	134,115
One to five years	128,683
262,798

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

12. Long-term debt

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Term loans, bearing interest at rates varying 9.44% and 13.87% per annum payable in monthly installments of $13,609 ending December 2026.	444,159	458,640
	444,159	458,640
Current portion of long-term debt	106,355	101,397
	337,804	357,243

In addition to the above facilities, on September 2, 2024, the Company obtained a temporary bridge loan of $270,500 (US$200,000) bearing interest at 30% per annum and repayable, at the latest, within 90 days from that date. The loan also carried a processing fee of $74,762 (US$55,000) which was recorded in net finance income [note 18]. The Company repaid the loan together with accrued interest of $2,721 on September 17, 2024.

13. Derivative liabilities

Warrants issued to common shareholders

On January 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 4,108 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $568.35 ($760.05).

On February 17, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 3,520 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $568.35 ($765.45).

On April 19, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 2,826 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $568.35 ($761.40).

On June 16, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 3,659 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $546.75 ($722.25).

On August 2, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 3,662 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $546.75 ($724.95).

On September 20, 2023, as part of a share subscription, the Company issued warrants with the option to purchase 2,763 Voting Common Shares of the Company for a period of three years from the grant date at an original exercise price of U.S. $546.75 ($734.40).

On December 13, 2023, the Company agreed to reduce the exercise price of 20,358 of its previously issued warrants to U.S. $141.75 ($191.23). For the fiscal year ended August 31, 2024, the Company recorded a loss of $896,458 related to the re-pricing of these instruments in net finance income.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

The table below lists the assumptions used to determine the fair value of these warrant grants or issuances. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Original			Risk-free
	Exercise	Market	Expected	interest	Expected
	price	price	volatility	rate	life
Issuance date	$	$	%	%	[years]
January 19, 2023	760.05	760.05	100	3.4	3
February 17, 2023	765.45	816.75	100	4.0	3
April 19, 2023	761.40	749.25	75	3.9	3
June 16, 2023	722.25	742.50	75	4.1	3
August 2, 2023	724.95	688.50	75	4.8	3
September 20, 2023	734.40	594.00	75	4.8	3

		Number of	Weighted average
	Revised	warrants	remaining
	Exercise price	outstanding	contractual life
Issuance date	$	#	[years]
January 19, 2023	191.23	4,108	1.14
February 17, 2023	191.23	3,520	1.22
April 19, 2023	191.23	2,826	1.38
June 16, 2023	191.23	3,659	1.54
August 2, 2023	191.23	3,662	1.67
September 20, 2023	191.23	2,763	1.80

As at November 30, 2024, the derivative liabilities related to the warrants issued to common shareholders amounted to nil [August 31, 2024 – $30,564]. For the three-month period ended November 30, 2024, the Company allocated transaction costs of nil related to the warrants issued during the period, which were recorded in net finance income [2023 – $149,472] [note 18].

The table below summarizes the movement in the derivative liabilities related to the warrants issued to common shareholders during the three-month period ended November 30, 2024 and the fiscal year ended August 31, 2024:

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Opening balance	30,564	5,558,822
Additions	—	765,733
Effect on fair value of repricing of warrants	—	896,458
Change in estimate of fair value	(30,564)	(7,190,449)
Closing balance	—	30,564

For the three month period ended November 30, 2024, the Company recorded a gain of $30,564 related to the valuation of these instruments in net finance income [2023 – $5,411,168] [note 18].

Series A Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series A Convertible Preferred Shares. This class of shares ranks senior to the Voting Common Shares but retains no voting rights. They have a stated value of US$1,000 per share and are convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$141.75 per share, exercise price subject to adjustment. The Series A Convertible Preferred Shares are convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series A Convertible Preferred Shares will automatically convert into

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series A Convertible Preferred Shares be less than US$40.50, subject to adjustment herein. The holder also receives 7 warrants to purchase Voting Common Shares per US$1,000 stated value of the Series A Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$141.75 per share. In addition, the holder receives an option to purchase one additional Series A Convertible Preferred Share and 7 warrants to purchase Voting Common Shares per each Series A Convertible Preferred Share held for a period of 6 months from the issuance date at the stated value of US$1,000.

On December 21, 2023, the Company issued 3,000 Series A Convertible Preferred Shares and 21,169 warrants to purchase Voting Common Shares for a total cash consideration of $4,036,025 (US$3,000,000). For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $615,306 related to this issuance.

During the fiscal year ended August 31, 2024, 650 Series A Convertible Preferred Shares were converted into 11,642 Voting Common Shares at a value of $301,997 [Note 15].

On August 16, 2024, 21,169 warrants to purchase Voting Common Shares issued to Series A Convertible Preferred shareholders were exchanged for 41,858 Voting Common Shares and 475 Pre-Funded Warrants [Note 15]. As a result of this transaction, the Company recorded a loss of $1,715,543 in net finance income with a corresponding increase in Capital Stock in the fiscal year ended August 31, 2024.

During the three-month period ended November 30, 2024, 400 Series A Convertible Preferred Shares were converted into 9,877 Voting Common Shares at a value of $136,689 [Note 15].

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series A Convertible Preferred Shares including the related warrants and option to purchase additional Series A Convertible Preferred Shares and related warrants during the three-month period ended November 30, 2024 and the fiscal year ended August 31, 2024:

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Opening balance	694,232	—
Fair value at issuance	—	12,744,593
Deferred loss at issuance	—	(8,737,194)
Revaluation at the end of the period	(1,217,972)	(10,336,357)
Amortization of the deferred loss during the period	—	7,325,187
Accelerated amortization of the deferred loss during the period	804,676	—
Conversion to Voting Common Shares during the period [Note 19]	(136,689)	(301,997)
Closing balance	144,247	694,232

For the three-month period ended November 30, 2024, the Company recorded a gain of $413,296 related to the valuation of these instruments in net finance income [2023 – nil] [note 18]. Included in this gain is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series A Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $804,676 on these instruments for the three-month period ended November 30, 2024 [2023 – Nil].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

Series B Convertible Preferred Shares

On December 13, 2023, the Company authorized the issuance of Series B Convertible Preferred Shares. This class of shares ranks senior to the Voting Common Shares but retains no voting rights. They have a stated value of US$1,000 per share and are convertible into Voting Common Shares of the Company at the election of the holder at any time at a price of US$141.75 per share, exercise price subject to adjustment. The Series B Convertible Preferred Shares are convertible at the election of its holder into that number of Voting Common Shares determined by dividing its stated value (plus any and all other amounts which may be owing in connection therewith) by the exercise price, subject to certain beneficial ownership limitations which prohibit any holder from converting into an amount of Voting Common Shares that would cause such holder to beneficially own more than 4.99% of the then outstanding Voting Common Shares). On the one-year anniversary of the original issuance date, the Series B Convertible Preferred Shares will automatically convert into Voting Common Shares at the lesser of the then exercise price, and 80% of the average volume-weighted average price of the Company’s Voting Common Shares during the five trading days ending on, and including, such date. In no event shall the conversion price for the Series B Convertible Preferred Shares be less than US$40.75, subject to adjustment herein. The holder also receives 7 warrants to purchase Voting Common Shares per US$1,000 stated value of the Series B Convertible Preferred Shares held that are exercisable for a period of 5 years from the issuance date at a price of US$141.75 per share.

On January 17, 2024, the Company issued 3,000 Series B Convertible Preferred Shares and 21,165 warrants to purchase Voting Common Shares for a total cash consideration of $4,044,900 (US$3,000,000). For the fiscal year ended August 31, 2024, the Company incurred transaction costs of $839,195 related to this issuance, which were recorded in net finance income.

Given the variability associated with the various components of this instrument, these instruments were recorded as derivative liabilities and will be subject to fair value adjustments at the issuance date and at subsequent balance sheet dates. The fair value was determined using the Monte Carlo simulation run under the Geometric Brownian Motion. Since the fair value is based on valuation using unobservable market inputs, the Company did not recognize the loss on initial recognition. The difference between the fair value at initial recognition and the transaction price was deferred and is recognized over time based on the individual terms of each financial instrument. This difference determined was due to delays in negotiations, the changes in the capital market and the Company’s liquidity situation.

The table below summarizes the movement in the derivative liabilities related to the Series B Convertible Preferred Shares including the related warrants during the three-month period ended November 30, 2024 and the fiscal year ended August 31, 2024:

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Opening balance	1,455,594	—
Fair value at issuance	—	6,888,006
Deferred loss at issuance	—	(2,841,008)
Revaluation at the end of the period	(2,019,193)	(4,642,780)
Amortization of the deferred loss during the period	—	1,674,778
Accelerated amortization of the deferred loss during the period	789,633	376,598
Closing balance	226,034	1,455,594

For the three-month period ended November 30, 2024, the Company recorded a gain of $1,229,560 related to the valuation of these instruments in net finance income [2023 – nil] [note 18]. Included in this gain is the accelerated amortization of the deferred loss at issuance. The portion of this balance that was applicable to the Series B Convertible Preferred Shares was written off completely at November 30, 2024 because the amount of the deferred loss balance at that date exceeded the fair value attributable to these instruments at that date. As such, the Company recorded an accelerated loss of $789,633 on these instruments for the three-month period ended November 30, 2024 [2023 – Nil].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

14. Related party transactions

Companies related through common ownership

EB Rental Ltd. [prior to June 3, 2021]

7858078 Canada Inc. [prior to June 3, 2021]

Montana Strategies Inc. [prior to April 25, 2024]

Strategies EB Inc. [prior to April 25, 2024]

Key management personnel of the Company have control over the following entities

California Electric Boat Company Inc.

9335-1427 Quebec Inc.

9519-0682 Quebec Inc.

Hurricane Corporate Services Ltd. [prior to March 1, 2024]

Mac Engineering, SASU – Since February 16, 2021

Ultimate founder shareholders and their individually controlled entities

Alexandre Mongeon

Patrick Bobby

Robert Ghetti

Immobilier R. Ghetti Inc.

Société de Placement Robert Ghetti Inc.

The following table summarizes the Company’s related party transactions for the period:

	Three months	Three months
	ended November 30,	ended November 30,
	2024	2023
	$	$

R&D expenses & Inventory Deposits
MAC Engineering, SASU	2,759,362	791,906

The Company leases its Boisbriand premises from California Electric Boat Company Inc. Prior to August 1, 2024, this lease was accounted for as a right-of-use asset and lease liability. However, on August 1, 2024, the lease was renegotiated for a one-year term only and ceased to be accounted for as a right-of-use asset and lease liability. As such, as at November 30, 2024, the right-of-use asset for this lease was nil [August 31, 2024 – nil] and the lease liability was nil [August 31, 2024 – nil]. For the three-month period ended November 30, 2024, rent expense of $67,338 [2023 – nil] was recorded under the renegotiated lease.

Remuneration of directors and key management of the Company

	Three months	Three months
	ended November 30,	ended November 30,
	2024	2023
	$	$
Wages	356,486	502,015
Share-based payments – capital stock	87,166	66,588
Share-based payments – stock options	10,738	21,554
	454,390	590,157

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

The amounts due to and from related parties are as follows:

	As at	As at
	November 30,	August 31,
	2024	2024
	$	$
Share subscription receivable
9335-1427 Quebec Inc.	25,000	25,000
Alexandre Mongeon	14,200	14,200
	39,200	39,200

Current advances to (from) related party
Alexandre Mongeon	17,408	(84,616)

Amounts due to related parties included in trade and other payable
Alexandre Mongeon	15,077	86,152
Xavier Montagne	8,131	11,615
Raffi Sossoyan	8,050	11,500
California Electric Boat Company	—	197,862
Mac Engineering, SASU	20,743	1,006,541
	52,001	1,313,670

Advances from related parties are non - interest bearing and have no specified terms of repayment.

15. Capital stock

Authorized

Voting Common Shares – Series Founder, Series Investor 1, Series Investor 2, voting and participating

Non-Voting Common Shares, non-voting

Preferred shares, without par value, non-cumulative annual dividend, redeemable at their issue price, non-participating, non-voting

Pre-Funded Warrants, exercisable at the option of the holder into Voting Common Shares of the Company at an exercise price of CAD$0.001 on a one-for-one basis with no expiry date

Issued

	As at	As at
	November 30,	August 31,
	2023	2023
	$	$
1,566,486 Voting Common Shares [August 31, 2024 – 163,403]	62,958,292	55,382,754
475 Pre-Funded Warrants [August 31, 2024 – 475]	38,725	38,725
	62,997,017	55,421,479

During the three-month period ended November 30, 2024, the Company issued a total of 124,642 Voting Common Shares to third parties in exchange for marketing, management consulting services, and board fees provided to the Company valued at $591,571. For such transactions, the value of the services was paid for with shares, the number of shares being determined by dividing the value of the services provided by the price of the shares on the stock exchange at time of their issuance.

During the three-month period ended November 30, 2024, the Company issued a total of 9,877 Voting Common Shares upon the conversion of 400 Series A Convertible Preferred Shares [note 13].

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

During the three-month period ended November 30, 2024, the Company issued 377,778 Voting Common Shares as part of a private placement offering for a total cash consideration price of $3,567,439, net of transaction costs of $1,051,801.

During the three-month period ended November 30, 2024, the Company issued 695,583 Voting Common Shares as part of a “at the market” placement offering for a total cash consideration price of $3,279,840, net of transaction costs of $300,035. As at November 30, 2024, $60,659 of the net proceeds from this capital raise was receivable from the placement agent [August 31, 2024 – nil].

On October 8, 2024, the Company implemented a reverse stock split, consolidating every 9 Voting Common shares into 1 Voting Common Share. As a result of the round up feature for fractional shares, the Company issued an additional 195,203 Voting Common Shares.

16. Share-based payments

Description of the plan

The Company has a fixed option plan. The Company’s stock option plan is administered by the Board of Directors. Under the plan, the Company’s Board of Directors may grant stock options to employees, advisors and consultants, and designates the number of options and the share price pursuant to the new options, subject to applicable regulations. The options, when granted, will have an exercise price of no less than the estimated fair value of shares at the date of grant.

Stock options

On multiple grant dates, the Company granted stock options at exercise prices varying between $138.47 and $2,199.15 per share to directors, officers, employees and consultants of the Company. The stock options will expire 5 to 10 years from the grant dates.

The Company recognizes share-based payments expense for option grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three months ended November 30, 2024 amounts to $18,337 [2023 – $74,333]. The table below lists the assumptions used to determine the fair value of these option grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
May 27, 2020	499.50	499.50	84	0.4	5
May 27, 2020	375.30	499.50	84	0.4	5
October 23, 2020	499.50	499.50	97	0.4	5
November 24, 2020	2,199.15	1,759.05	101	0.4	5
November 24, 2020	766.80	772.20	75	3.6	4
February 23, 2021	2,126.25	2,031.75	103	0.6	5
May 14, 2021	766.80	772.20	75	3.6	3
July 14, 2021	1,248.75	1,216.35	105	0.7	5
September 21, 2021	1,194.75	1,158.30	106	0.9	5
January 22, 2022	762.75	745.20	107	1.5	5
November 30, 2022	822.15	822.15	107	3.1	5
December 1,2022	787.05	787.05	107	3.0	5
March 22, 2023	777.60	693.90	75	3.6	2
March 25, 2023	778.95	706.05	75	3.6	3
March 25, 2023	778.95	706.05	75	3.6	4
April 20, 2023	781.65	711.45	75	3.6	5
December 29, 2023	612.43	199.80	76	3.1	5
January 26, 2024	138.47	145.80	76	3.5	5

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

The following tables summarize information regarding the option grants outstanding as at November 30, 2024:

		Weighted
	Number of	average
	options	exercise price
	#	$
Balance at August 31, 2023	8,171	704.76
Granted	742	375.98
Forfeited	(1,055)	823.16
Balance at August 31, 2024	7,858	657.77
Granted	—	—
Balance at November 30, 2024	7,858	657.77

	Number of
Exercise price	options	Weighted average	Weighted average	Exercisable
range	outstanding	grant date fair value	remaining contractual life	options
$	#	$	[years]	#
138.47 – 499.50	3,679	309.59	0.87	3,648
612.43 – 787.05	3,881	336.47	3.26	3,651
822.15 – 1,194.75	38	646.65	3.00	22
2,199.15	260	1,259.55	6.00	260

Warrants

On November 23, 2020, the Company granted the underwriter the option to purchase 1,125 Voting Common Shares of the Company for a period of five years from the date of the initial public offering at an exercise price of U.S. $1,687.50 ($2,276.61).

On August 5, 2022, the Company granted the underwriter the option to purchase 371 Voting Common Shares of the Company for a period of four years from the grant date at an exercise price of U.S. $1.080.00 ($1,457.03).

On December 21, 2023, the Company granted the underwriter the option to purchase 1,023 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of U.S. $141.75 ($191.23).

On September 16, 2024, the Company granted the underwriter the option to purchase 18,896 Voting Common Shares of the Company for a period of five years from the grant date at an exercise price of U.S. $11.25 ($15.29).

		Number of warrants	Weighted average remaining
	Exercise price	outstanding	contractual life
Grant date	$	#	[years]
November 23, 2020	2,276.61	1,125	0.98
August 5, 2022	1,457.03	371	0.68
December 21, 2023	191.23	1,023	4.06
September 16, 2024	15.29	18,896	4.80

The Company recognizes share-based payments expense for warrant grants based on the fair value at the date of grant using the Black-Scholes valuation model. The share-based payments expense recognized for the three-month period ended November 30, 2024 amounts to $119,985 [2023 – nil]. The table below lists the assumptions used to determine the fair value of these warrant grants. Volatility is based on the historical share price volatility of the Company and other public companies with characteristics similar to the Company.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

	Exercise		Expected	Risk-free
	price	Market price	volatility	interest rate	Expected life
Grant date	$	$	%	%	[years]
November 23, 2020	2,276.61	1,759.05	100	0.4	5
August 5, 2022	1,457.03	972.00	100	2.9	3
December 21, 2023	191.23	247.05	76	4.0	5
September 16, 2024	15.29	9.74	92	3.4	5

17. Revenues

	Three months	Three months
	ended November 30,	ended November 30,
	2024	2023
	$	$
Sales of boats	89,031	88,093
Sales of parts and boat maintenance	31,361	30,497
Boat rental and boat club membership revenue	22,019	867,802
	142,411	986,392

Revenues from external customers for the three-month period November 30, 2024 were primarily from the U.S.

18. Net finance income

	Three months	Three months
	ended November 30,	ended November 30,
	2024	2023
	$	$
Interest and bank charges	31,557	64,563
Interest income	(78)	(27,046)
Foreign currency exchange	43,247	—
Transaction costs	194,747	149,472
Gain on derivative liabilities [note 13]	(1,673,420)	(5,411,168)
	(1,403,947)	(5,224,179)

19. Fair value measurement and hierarchy

The fair value measurement of the Company’s financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the “fair value hierarchy”):

●Level 1: Quoted prices in active markets for identical items [unadjusted];
●Level 2: Observable direct or indirect inputs other than Level 1 inputs; and
●Level 3: Unobservable inputs [i.e., not derived from market data].

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur.

The carrying amount of trade and other receivables, advances from related parties and trade and other payables are assumed to approximate their fair value due to their short-term nature.

The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

The fair value of the derivative liabilities related to the warrants issued is classified as Level 3 in the fair value hierarchy and is calculated using the Black-Scholes Option Pricing Model using the historical volatility of comparable companies as an estimate of future volatility. As at November 30, 2024, the Company used volatility of approximately 83% to 88% over the remaining contractual life in order to determine the fair value of the derivative liabilities.

The fair value of the derivative liabilities related to the Series A and B Convertible Preferred Shares is classified as Level 3 in the fair value hierarchy and is calculated using the Monte Carlo simulation run under the Geometric Brownian Motion model. The significant input assumptions into the model for each valuation date include the starting share price, a 70% volatility applied to the Series A and Series B Convertible Preferred Shares as at the issuance date, a 85% and 90% volatility applied to the Series A and Series B Convertible Preferred Shares as at November 30, 2024 and a risk-free rate based on the U.S. treasury rates matching the duration of each component of the Series A and Series B Convertible Preferred Shares.

20. Segment information

The Company operates in two reportable business segments.

The two reportable business segments offer different products and services, require different processes and are based on how the financial information is produced internally for the purposes of monitoring operating results and making decisions about resource allocation and performance assessment by the Company’s Chief Operating Decision Maker.

The following summary describes the operations of each of the Company’s reportable business segments:

●Sale of electric boats – manufacture of customized electric boats for consumer market and sale of boat parts maintenance, and
●Rental of electric boats – short-term rental operation and boat club membership.

Sales between segments are accounted for at prices that approximate fair value. No business segments have been aggregated to form the above reportable business segments.

	Three months ended November 30, 2024
	Sale of			Inter-
	electric		Rental of	segment
	boats		electric boats	eliminations	Total
	$		$	$	$
Revenue from external customers	120,392		22,019	—	142,411
Revenue from other segments	10,000		—	(10,000)	—
Segment revenues	130,392		22,019	(10,000)	142,411
Segment gross profit (loss)	(37,311)		(9,929)	(3,200)	(50,440)

Segment profit (loss) before tax	(1,610,743)	[1]	48,539	(10,026)	(1,572,230)
Research and development	252,993		1,017	—	254,010
Office salaries and benefits	601,786		(111,841)	—	489,945

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

	Three months ended November 30, 2023
	Sale of			Inter-
	electric		Rental of	segment
	boats		electric boats	eliminations	Total
	$		$	$	$
Revenue from external customers	118,590		867,802	—	986,392
Revenue from other segments	18,894		6,908	(25,802)	—
Segment revenues	137,484		874,710	(25,802)	986,392
Segment gross profit (loss)	(28,743)		184,254	280,017	435,528

Segment profit (loss) before tax	1,126,640	[2]	(165,505)	7,135	968,270
Research and development	984,506		—	—	984,506
Office salaries and benefits	680,994		179,460	—	860,454

	As at November 30, 2024
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Segment assets	21,595,409	1,753,763	(10,092,051)	13,257,121
Cash	833,179	130,401	—	963,580
Additions to property and equipment and intangibles	1,806	10,000	(3,200)	8,606
Segment liabilities	4,061,238	1,005,747	(941,374)	4,125,611
1.For the three-month period ended November 30, 2024, the segment loss for this segment includes a gain on derivative liabilities of $1,673,420 [see note 18].
2.For the three-month period ended November 30, 2023, the segment profit for this segment includes a gain on derivative liabilities of $5,411,168 [see note 18].

	As at August 31, 2024
	Sale of		Inter-
	electric	Rental of	segment
	boats	electric boats	eliminations	Total
	$	$	$	$
Segment assets	19,737,669	2,960,124	(11,277,388)	11,420,241
Cash	28,108	35,018	—	63,126
Additions to property and equipment	280,587	487,000	(185,744)	599,578
Segment liabilities	8,306,618	1,151,501	(1,013,824)	8,400,254

The Company has disclosed the above amounts for each reportable segment because they are regularly reviewed by the Chief Operating Decision Maker.

21. Additional cash flows information

Financing and investing activities not involving cash:

	Three months	Three months
	ended November 30,	ended November 30,
	2024	2023
	$	$
Additions to right-of-use assets	—	38,283
Share subscription receivable	60,659	—
Conversion of Series A Convertible Preferred Shares	136,689

Vision Marine Technologies Inc.

Notes to the condensed interim consolidated financial statements

(Unaudited)

November 30, 2024

22. Commitments

In addition to the obligations under leases [note 11], the Company is subject to supply agreements with minimum spend commitments. The amount of the minimum fixed and determinable portion of the unconditional purchase obligations over the next years, is as follows:

$
2025	3,143,058
2026	1,272,764

In October 2021, EB Rental FL Corp. has entered into lease arrangement for premises, which have not commenced yet and therefore related right-of-use asset and lease liability are not recorded as at November 30, 2024. The lease offers EB Rental FL Corp. a termination clause in case certain contractual requirements are not met by the lessor at the lease commencement date.

The Company’s undiscounted lease commitments related to this lease are as follows as at November 30, 2024:

$
2025	56,040
2026	169,241
2027	172,626
2028 and thereafter	476,990

23. Subsequent events

During the month of December 2024, the Company issued a total of 124,829 Voting Common Shares to third parties in exchange of sub-contracting services provided to the Company related to marketing, investor relations and board fees.

Between December 1, 2024 and January 9, 2025, the Company issued 1,917,537 Voting Common Shares through the “at-the-market” facility with ThinkEquity LLC described in note 15 above for total gross proceeds of $5,814,978, less transaction costs of $174,611.

On December 21, 2024, the Company forced the conversion of 1,950 Series A Convertible Preferred Shares in exchange for 48,177 Voting Common Shares. Following this conversion, there were no Series A Convertible Preferred Shares issued and outstanding.